                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        Commission file number 1-5725

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         Nichols-Homeshield 401(k) Savings Plan - Davenport

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas 77027
         (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:  Nichols Homeshield 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Nichols Homeshield 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1998 and (2) 5% reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements on net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits of the individual funds. The supplemental schedules and the supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP
--------------------------
DELOITTE & TOUCHE LLP


June 1, 1999

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                             December 31,
                                                                   -------------------------------
                                                                       1998               1997
                                                                   ------------       ------------
 Assets:
               Investments at fair value Mutual fund assets:
                    Fidelity Puritan Fund                          $    446,080       $    397,572
                    Fidelity Magellan Fund                            8,491,981          6,336,645
                    Fidelity Contrafund                               5,061,757          4,445,215
                    Fidelity Growth and Income Fund                  10,278,570          8,237,910
                    Fidelity Retirement Growth Fund                      75,555                 --
                    Fidelity Overseas Fund                              511,026            935,104
                    Fidelity Balanced Fund                            2,331,697          1,951,329
                    Fidelity Blue Chip Fund                             170,690                 --
                    Fidelity Asset Manager Fund                          19,368                 --
                    Fidelity Low Priced Stock Fund                       12,177                 --
                    Fidelity Government Money Market Fund             6,824,432          6,234,283
                    Templeton Foreign Fund                              184,526            237,963
                    Neuberger & Berman Partners Trust Fund                9,241                 --
               Quanex Corporation common stock                        1,785,718            708,813
               Common/commingled trust                                1,823,429            682,073
                                                                   ------------       ------------
                                                                     38,026,247         30,166,907

               Participant loans                                      1,229,915          1,311,591
                                                                   ------------       ------------
                           Total                                     39,256,162         31,478,498
                                                                   ------------       ------------

               Employee contributions receivable                        234,379            170,839
               Employer contributions receivable                        164,861            107,102
                                                                   ------------       ------------
                           Total                                        399,240            277,941
                                                                   ------------       ------------

 Net assets available for benefits                                 $ 39,655,402       $ 31,756,439
                                                                   ============       ============


                       See notes to financial statements.

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                          December 31,
                                                                -------------------------------
                                                                    1998               1997
                                                                ------------       ------------
 Investment income:
            Interest and dividends                              $  2,080,681       $  1,924,289
            Net appreciation in fair value of investments          4,948,885          3,025,902
                                                                ------------       ------------
                      Total income                                 7,029,566          4,950,191
                                                                ------------       ------------

 Contributions:
            Employer                                               1,488,307          1,375,887
              Less forfeitures                                        71,552             36,396
                                                                ------------       ------------
                                                                   1,416,755          1,339,491

            Employee                                               1,811,540          1,766,898
                                                                ------------       ------------
                      Total contributions                          3,228,295          3,106,389
                                                                ------------       ------------

 Interest on participant loans                                       101,302             90,456
                                                                ------------       ------------
                      Total additions                             10,359,163          8,147,036
                                                                ------------       ------------

 Benefit payments                                                  2,454,009          1,524,355
 Loan processing fees                                                  6,191              6,478
                                                                ------------       ------------
                      Total deductions                             2,460,200          1,530,833
                                                                ------------       ------------

 Increase in net assets available
   for benefits                                                    7,898,963          6,616,203

 Net assets available for benefits:
            Beginning of year                                     31,756,439         25,140,236
                                                                ------------       ------------
            End of year                                         $ 39,655,402       $ 31,756,439
                                                                ============       ============


                       See notes to financial statements

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols-Homeshield 401(k) Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan was established on October 1, 1987, and was amended and restated effective January 1, 1989, as a defined contribution plan under Section 401(k) of the Internal Revenue Code ("Code") which covers substantially all salaried and non-union hourly employees at the Nichols-Homeshield division of Quanex Corporation (the "Company") and bargaining unit employees at the Lincolnshire, Illinois plant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Employees are eligible to make salary deferral contributions to the Plan on the entry date next following the date that the employee completes one month of service. Participants may elect salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. The Company makes contributions on behalf of employees who have at least one year of service. The Company contribution is based on Company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income. Investment income allocations are based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Investment Options. Participants may direct allocation of their contributions to the following funds:

                  Fidelity Puritan Fund - invests in domestic and foreign common stocks, preferred stocks and bonds.

                  Fidelity Magellan Fund - invests in equity and debt securities of foreign and domestic companies.

                  Fidelity Contrafund - invests in equities of foreign and domestic companies.

                  Fidelity Growth and Income Fund - invests in equity and debt securities of foreign and domestic companies.

                  Fidelity Retirement Growth Fund - invests in common stocks and other securities.

                  Fidelity Overseas Fund - invests in foreign equity and debt securities.

                  Fidelity Balanced Fund - invests in common and preferred stocks and bonds.

                  Fidelity Blue Chip Fund - invests in domestic and foreign common stocks.

                  Fidelity Asset Manager Fund - invests in domestic and foreign stocks, bonds and short-term obligations.

                  Fidelity Low-Priced Stock Fund - invests in domestic and foreign stocks.

                  Fidelity Government Money Market Fund - composed of short-term U.S. government obligations.

                  Templeton Foreign Fund - invests in foreign securities.

                  Neuberger & Berman Partner Trust Fund - invests in common stocks.

                  Quanex Corporation Common Stock - invests exclusively in the common stock of Quanex Corporation.

                  Common/Commingled Trust - invests in investment contracts issued by insurance companies, banks and other financial institutions.

         (5) Vesting. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a cash lump-sum distribution equal to the amount of vested benefits in his or her account. As of December 31, 1998 and 1997, net assets available for benefits included benefits of $321,162 and $3,479, respectively, due to participants who had withdrawn from participation in the Plan.

         (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account. The participant pays loan set-up fees and carrying fees to Fidelity.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Administrative Expenses. The Company pays the administrative expenses of the Plan.

         (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The fair value of the common/commingled trust is at face value.

         (4) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Code and, as a result, is exempt from taxation under Section 501(a) of the Code. The Plan received a favorable determination letter dated December 22, 1994 from the IRS. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                        1998                                                     1997
                                        ----                                                     ----
                      Shares            Cost           Sales Price            Shares             Cost            Sales Price
                      ------            ----           -----------            ------             ----            -----------
         Purchases   62,027         $ 1,262,916                                 11,896       $ 334,213
         Sales        8,086             190,640         $ 238,257                5,620          138,365          $ 175,262


         During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity mutual funds, as shown below:

                                          1998                                                      1997
                                          ----                                                      ----
                       Shares             Cost            Sales Price           Shares              Cost            Sales Price
                       ------             ----            ------------          ------              ----            ------------
         Purchases    3,016,797       $ 42,968,889                             2,068,366       $ 27,387,956
         Sales        2,410,436         40,918,790        $ 42.206.577         2,308,384          23,537,694        $ 24,173,502


         During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:

                                           1998                                                     1997
                                           ----                                                     ----
                        Shares             Cost           Sales Price             Shares             Cost            Sales Price
                        ------             ----           ------------            ------             ----            ------------
         Purchases    34,826,675       $ 34,826,675                             17,350,916       $ 17,350,916
         Sales        33,685,319         33,685,319       $ 33,685,319          17,433,012         17,433,012        $ 17,433,012

F.       SUPPLEMENTAL FUND INFORMATION

         Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                        1998              1997
                                                    -----------       -----------
 Employer Contributions:
       Fidelity Puritan Fund                        $    35,282       $    24,300
       Fidelity Magellan Fund                           328,759           287,744
       Fidelity Contrafund                              204,725           205,277
       Fidelity Growth and Income Fund                  303,491           274,829
       Fidelity Retirement Growth Fund                    2,797                --
       Fidelity Overseas Fund                            26,434            26,937
       Fidelity Balanced Fund                           125,467           126,436
       Fidelity Blue Chip Fund                            7,473                --
       Fidelity Asset Manager Fund                        1,220                --
       Fidelity Low-Priced Stock Fund                     1,788                --
       Fidelity Government Money Market Fund            295,714           322,674
       Templeton Foreign Fund                            13,161            11,331
       Neuberger & Berman Partners Trust Fund             1,210                --
       Quanex Corporation common stock                   32,658            28,513
       Common/commingled trust                           36,576            31,450
                                                    -----------       -----------
                                                    $ 1,416,755       $ 1,339,491
                                                    ===========       ===========


                                                        1998              1997
                                                    -----------       -----------
 Employee Contributions:
       Fidelity Puritan Fund                        $    44,212       $    48,109
       Fidelity Magellan Fund                           393,153           366,386
       Fidelity Contrafund                              286,530           293,331
       Fidelity Growth and Income Fund                  427,033           404,124
       Fidelity Retirement Growth Fund                    5,705                --
       Fidelity Overseas Fund                            46,670            50,026
       Fidelity Balanced Fund                           140,135           161,137
       Fidelity Blue Chip Fund                           32,934                --
       Fidelity Asset Manager Fund                        4,738                --
       Fidelity Low-Priced Stock Fund                     8,656                --
       Fidelity Government Money Market Fund            288,720           301,382
       Templeton Foreign Fund                            25,348            30,357
       Neuberger & Berman Partners Trust Fund             3,938                --
       Quanex Corporation common stock                   52,661            37,702
       Common/commingled trust                           51,107            74,344
                                                    -----------       -----------
                                                    $ 1,811,540       $ 1,766,898
                                                    ===========       ===========

                                                       1998              1997
                                                    -----------       -----------
 Benefit payments:
       Fidelity Puritan Fund                        $    16,974       $    27,309
       Fidelity Magellan Fund                           494,247           265,735
       Fidelity Contrafund                              455,611           173,081
       Fidelity Growth and Income Fund                  473,940           362,756
       Fidelity Retirement Growth Fund                      162                --
       Fidelity Overseas Fund                           101,398            21,351
       Fidelity Balanced Fund                           110,637            75,691
       Fidelity Blue Chip Fund                            2,157                --
       Fidelity Asset Manager Fund                          220                --
       Fidelity Low-Priced Stock Fund                        --                --
       Fidelity Government Money Market Fund            550,151           547,972
       Templeton Foreign Fund                             5,714               842
       Neuberger & Berman Partners Trust Fund                --                --
       Quanex Corporation common stock                   70,806             2,853
       Common/commingled trust                          171,992            46,765
                                                    -----------       -----------
                                                    $ 2,454,009       $ 1,524,355
                                                    ===========       ===========


                                                         1998               1997
                                                     -----------        -----------
 Investment income:
       Fidelity Puritan Fund                         $    62,780         $   69,603
       Fidelity Magellan Fund                          2,145,849          1,263,804
       Fidelity Contrafund                             1,288,892            784,366
       Fidelity Growth and Income Fund                 2,301,995          1,835,146
       Fidelity Retirement Growth Fund                     7,889                 --
       Fidelity Overseas Fund                            338,220            207,707
       Fidelity Balanced Fund                            393,028            358,885
       Fidelity Blue Chip Fund                            23,861                 --
       Fidelity Asset Manager Fund                         2,539                 --
       Fidelity Low-Priced Stock Fund                       (100)                --
       Fidelity Government Money Market Fund             336,310            336,082
       Templeton Foreign Fund                             (6,592)             3,587
       Neuberger & Berman Partners Trust Fund                  2                 --
       Quanex Corporation common stock                    75,842             44,145
       Common/commingled trust                            59,051             46,866
                                                     -----------        -----------
                                                     $ 7,029,566        $ 4,950,191
                                                     ===========        ===========

           ITEM 27-A SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                            EIN: 38-1872178; PN 017

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1998

                                                     Shares/                              Current
                                                    Par Value            Cost              Value
                                                  ------------       ------------       ------------
 Fidelity Mutual Fund Assets:
       Puritan Fund*                                    22,226       $    404,723       $    446,080
       Magellan*                                        70,286          5,743,954          8,491,981
       Contrafund*                                      89,131          3,633,160          5,061,757
       Growth and Income Fund*                         224,227          6,381,217         10,278,570
       Retirement Growth Fund *                          3,684             75,142             75,555
       Overseas Fund*                                   14,203            458,399            511,026
       Balanced Fund*                                  142,524          2,013,907          2,331,697
       Blue Chip Fund*                                   3,387            151,837            170,690
       Asset Manager Fund*                               1,114             20,175             19,368
       Low-Priced Stock Fund*                              533             13,092             12,177
       Government Money Market Fund*                 6,824,432          6,824,432          6,824,432
 Templeton Foreign Fund                                 21,994            230,033            184,526
 Neuberger & Berman Partners Trust Fund                    511              9,468              9,241
                                                                     ------------       ------------
                   Total Mutual Fund Assets                          $ 25,959,539       $ 34,417,100

 Quanex Corporation Common Stock*                       79,144          1,690,723          1,785,718
 Common/Commingled Trust*                            1,823,429          1,823,429          1,823,429
 Participant loans (bearing interest rates
    from 7.85% to 11%)                                                  1,229,915          1,229,915
                                                                     ------------       ------------
                   Total Investments                                 $ 30,703,606       $ 39,256,162
                                                                     ============       ============

  ITEM 27-D - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 017

                     NICHOLS-HOMESHIELD 401(k)SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                               DECEMBER 31, 1998


                                               Series of Transactions
                                               ----------------------                                   Current
                      Total Number of              Total Number of                                      Value on           Net
                      Purchases During   Purchase  Sales During the    Selling       Cost of          Transaction         Gain
   Description         the Plan Year      Price       Plan Year         Price         Asset               Date           (Loss)
   -----------        ---------------- ----------- ---------------- -----------    -----------        -----------       ---------
 Magellan*                  104        $ 1,572,487        69        $ 1,162,852    $   974,084        $ 1,162,852       $ 188,768

 Contrafund*                 97          1,715,401        63          2,013,205      1,980,680          2,013,205          32,525

 Growth & Income*           135          4,709,800        85          4,402,232      3,977,551          4,402,232         424,681

 Overseas*                  137         31,972,258        73         32,727,270     32,415,244         32,727,270         312,026

 Commingled Fund*           155         34,826,675        91         33,685,319     33,685,319         33,685,319              --

 Gov't Money Mkt*            90          1,882,259        76          1,292,110      1,292,110          1,292,110              --

 * Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                     Nichols-Homeshield 401 (k) Savings Plan


Date:  June 28, 1999                 /s/ Viren M. Parikh
                                     -------------------
                                     Viren M. Parikh, Benefits Committee

                               INDEX TO EXHIBITS


Exhibit
  No.           Description
-------         -----------
23.1            Independents Auditor's Consent